Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of JATT Acquisition Corp. (the “Company’) on Amendment No. 1 to Form S-1, File No. 333-257120, of our report dated April 8, 2021, except for the second paragraph of Note 9 as to which the date is June 15, 2021, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of JATT Acquisition Corp. as of March 23, 2021 and for the period from March 10, 2021 (inception) through March 23, 2021, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

New York, NY

July 6, 2021